Exhibit 99.1

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements
(Unaudited)

(Expressed in thousands of United States (U.S.) dollars)

Second quarter ended June 30, 2016

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

(Expressed in thousands of U.S. dollars)

	June 30,	December 31,
	2016	2015
	$	$
Assets

Current assets
Cash and cash equivalents	9,125	5,756
Short term investment (note 4)	2,999	9,997
Accounts receivable	49	47
Prepaid expenses and deposits	1,728	734
	13,901	16,534

Property and equipment	27	36

Acquired intellectual property and other intangible assets	16,258	16,997

Total assets	30,186	33,567

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,462	3,333
Current portion of deferred revenue	118	168
Provision for restructuring costs	38	116
Contingent consideration (note 5)	1,303	-
	3,921	3,617

Deferred revenue	619	678

Contingent consideration (note 5)	2,633	3,810

Derivative warrant liability (note 6)	3,474	5,499

	10,647	13,604

Shareholders' equity

Share capital
Common shares (note 7)	267,516	261,645
Warrants (note 7)	2,066	1,297
Contributed surplus	16,058	15,579
Accumulated other comprehensive loss	(805)	(805)
Deficit	(265,296)	(257,753)

	19,539	19,963

	30,186	33,567

Going concern (note 2)
Subsequent events (note 13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015

(Expressed in thousands of U.S. dollars, except per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Revenue
Licensing revenue	29	29	59	59
Research and development revenue	25	25	50	50
Contract services	1	5	3	12

	55	59	112	121

Expenses
Research and development	2,406	4,330	5,730	7,660
Corporate, administration and business development	1,835	1,414	3,027	3,319
Amortization of acquired intellectual property and other intangible assets	360	358	742	750
Amortization of property and equipment	5	5	10	11
Contract services	1	4	2	9
Other expense (income) (note 8)	85	83	169	181

	4,692	6,194	9,680	11,930

Net loss before gain on derivative warrant liability	(4,637)	(6,135)	(9,568)	(11,809)

Gain on derivative warrant liability (note 6)	1,361	5,402	2,025	2,475

Net loss and comprehensive loss for the period	(3,276)	(733)	(7,543)	(9,334)

Loss per share (note 9)
Basic and diluted net loss per common share	(0.10)	(0.02)	(0.23)	(0.29)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
For the six month periods ended June 30, 2016 and 2015

(Expressed in thousands of U.S. dollars)

				Accumulated
				Other
	Common		Contributed	Comprehensive		Shareholders'
	Shares	Warrants	surplus	Loss	Deficit	Equity
	$	$	$	$	$	$

Balance January 1, 2016	261,645	1,297	15,579	(805)	(257,753)	19,963
						-
Issue of units (note 7)	6,260	820	-	-	-	7,080
Share issue costs	(389)	(51)	-	-	-	(440)
Stock-based compensation	-	-	479	-	-	479
Net loss for the period	-	-	-	-	(7,543)	(7,543)

Balance June 30, 2016	267,516	2,066	16,058	(805)	(265,296)	19,539

Balance January 1, 2015	259,712	1,804	12,306	(805)	(239,146)	33,871

Exercise of warrants (note 7)	1,020	(335)	-	-	-	685
Exercise of cashless warrants	636	-	-	-	-	636
Expiry of warrants	-	(172)	172	-	-	-
Exercise of stock options (note 7)	178	-	(80)	-	-	98
Stock-based compensation	-	-	2,057	-	-	2,057
Net loss for the period	-	-	-	-	(9,334)	(9,334)

Balance June 30, 2015	261,546	1,297	14,455	(805)	(248,480)	28,013

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Interim Condensed Consolidated Statements of Cash Flow
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015

(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Cash flow provided by (used in)

Operating activities
Net loss for the period	(3,276)	(733)	(7,543)	(9,334)
Adjustments for:
Amortization of deferred revenue	(54)	(54)	(109)	(109)
Amortization of property and equipment	5	5	10	11
Amortization of acquired intellectual property and other intangible assets	360	358	742	750
Revaluation of contingent consideration	64	89	126	273
Gain on derivative warrant liability	(1,361)	(5,402)	(2,025)	(2,475)
Stock-based compensation	150	773	479	2,057
Change in provision for restructuring costs	(39)	(38)	(78)	(77)
Net change in other operating assets and liabilities (note 11)	(894)	1,305	(1,867)	1,185
Net cash used in operating activities	(5,045)	(3,697)	(10,265)	(7,719)

Investing activities
Purchase of short-term investment	(5,002)	(9)	(12,045)	(10,010)
Proceeds on maturity of short-term investment	9,043	-	19,043	10,000
Purchase of equipment	-	(1)	(1)	(6)
Capitalized patent costs	(3)	(21)	(3)	(26)

Net cash generated from (used in) investing activities	4,038	(31)	6,994	(42)

Financing activities
Proceeds from issuance of units	7,080	-	7,080	-
Share issue costs related to issuance of units	(440)	-	(440)	-
Proceeds from exercise of warrants	-	400	-	685
Proceeds from exercise of stock options	-	14	-	98

Net cash generated from financing activities	6,640	414	6,640	783

Increase (decrease) in cash and cash equivalents	5,633	(3,314)	3,369	(6,978)

Cash and cash equivalents beginning of period	3,492	19,042	5,756	22,706

Cash and cash equivalents end of period	9,125	15,728	9,125	15,728

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

1.	Corporate information

Aurinia Pharmaceuticals Inc. or the “Company” is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is organized pursuant to the Business Corporations Act (Alberta). The Company's Common Shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange under the symbol AUP. The Company's primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

These interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp., Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2.	Going concern

These interim condensed consolidated financial statements have been prepared using International Financial Reporting Standards (IFRS) applicable to a going concern, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The Company has no source of operating cash flow and operations to date have been funded primarily from the issue of share capital.

As at June 30, 2016, the Company had net working capital, excluding the current portion of contingent consideration, of $11,283,000 compared to $12,917,000 as at December 31, 2015. For the three month period ended June 30, 2016, the Company reported a loss of $3,276,000 (June 30, 2015 $733,000) and a cash outflow from operating activities of $5,045,000 (June 30, 2015 $3,697,000). As at June 30, 2016, the Company had an accumulated deficit of $265,296,000 (December 31, 2015 $257,753,000).

The Company expects to release the 24-week primary endpoint data for its current Phase 2b lupus nephritis trial prior to the end of August, 2016. Management considers this a key milestone event for the Company.

On June 22, 2016 the Company completed a private placement of 3 million units of the Company at US$2.36 per unit for total gross proceeds of US$7.08 million.

Further, on October 16, 2015, the Company filed a Short Form Base Shelf Prospectus (the Shelf Prospectus). The Shelf Prospectus and corresponding shelf registration statement allows the Company to offer up to $250,000,000 of common shares, warrants and subscription receipts or any combination thereof during the 25-month period that the Shelf Prospectus is effective. The Shelf Prospectus is intended to give the Company the capability to access new capital from time to time.

On July 22, 2016 the Company entered into a Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Cantor acting as sales agent, such common shares as would have an aggregate offer price of up to US$10,000,000. This facility provides the Company with a vehicle to raise additional funds. However, the amount ultimately to be raised using this facility is unknown due to the uncertainty of future trading volumes in the common shares of the Company on NASDAQ.

The completion of the Private Placement has provided the Company with liquidity in the short-term and sufficient funding to complete the Phase 2b trial. The Company also has the ability to draw down on the ATM facility for funding. However, the Company will need to undertake additional equity offerings within the next 12 months in order to continue the development and commercialization of voclosporin for Lupus nephritis, including the funding of a Phase 3 program.

The outcome of these offerings is dependent on a number of factors outside of the Company's control. The nature of the biotechnology sector and current financial equity market conditions make the success of any future financing ventures uncertain. There is no assurance the ATM financing or any new financings will be successful. This uncertainty casts significant doubt upon the Company's ability to continue as a going concern and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, are dependent on the ability of the Company to raise additional cash, then to complete development activities, receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development or curtail certain or all of the Company's operations. There is no assurance these initiatives will be successful.

These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3.	Basis of presentation

These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2015 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB”).

These interim condensed consolidated financial statements were authorized for issue by the audit committee of the Board of Directors on August 3, 2016.

4.	Short term investment

The short-term investment, recorded initially at fair value and subsequently at amortized cost using the effective interest method, is a 72 day HSBC Bank US denominated discount note due July 21, 2016, with an amortized cost of $2,999,000 and an initial cost of $2,998,000. (December 31, 2015 - 6 month HSBC US denominated discount note due February 10, 2016 with an amortized cost of $9,997,000 and an initial cost of $9,984,000). The note has an effective interest rate of 0.38%. (December 31, 2015 - 0.311%).

5.	Contingent consideration

The outstanding fair value of contingent consideration payable to ILJIN Life Science Co., Ltd. (ILJIN”) resulting from the Arrangement Agreement completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN consists of potential payments of up to $10,000,000 to be paid in five equal tranches according to the achievement of pre-defined clinical and marketing milestones.

The fair value of this portion of contingent consideration at June 30, 2016 was estimated to be $3,936,000 (December 31, 2015 -$3,810,000) and was determined by applying the income approach. The fair value estimates at June 30, 2016 were based on a discount rate of 10% and an assumed probability-adjusted payment range between 35% and 70%. This is a level 3 recurring fair value measurement. There were no changes in the assumptions since December 31, 2015.

6.	Derivative warrant liability

The holders of the warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercised multiplied by a five day weighted average market price less the exercise price with the difference divided by the weighted average market price. No warrants were exercised in the six month period ended June 30, 2016. In the first quarter ended March 31, 2015, a holder of these warrants elected this option and the Company issued 66,000 common shares upon the cashless exercise of 182,000 warrants. These warrants had a fair value of $636,000 at the date of exercise, determined using the Black-Scholes warrant pricing model. This amount was transferred from derivative warrant liability to common shares.

At June 30, 2016 the Company estimated the fair value of the derivative warrant liability at $3,474,000 (December 31, 2015 -

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

$5,499,000) which resulted in a gain on revaluation of derivative warrant liability for the three months ended June 30, 2016 of $1,361,000 (June 30, 2015 - gain on revaluation of derivative warrant liability of $5,042,000).

The Company considers the expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liability on June 30, 2016 and December 31, 2015:

	June 30,	December 31,
	2016	2015
Annualized volatility	51%	84%
Risk-free interest rate	0.63%	1.19%
Expected life of warrants in years	2.62	3.13
Dividend rate	0.0%	0.0%
Market price	$2.77	$2.47
Fair value per Warrant	$0.76	$1.21

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $792,000 at June 30, 2016. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $731,000. If the volatility were to increase by 10%, this would increase the obligation by approximately $399,000. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $405,000 at June 30, 2016.

The following table presents the changes in the derivative warrant liability categorized as Level 3:

	# of Warrants	$
	(in thousands)

Balance at January 1, 2016	4,548	5,499
Conversion to equity (common shares) upon exercise of warrants	-	-
Loss on revaluation of derivative warrant liability	-	(664)

Balance at March 31, 2016	4,548	4,835
Gain on revaluation of derivative warrant liability	-	(1,361)

Balance at June 30, 2016	4,548	3,474

Balance at January 1, 2015	4,730	11,235
Conversion to equity (common shares) upon exercise of warrants	(182)	(636)
Loss on revaluation of derivative warrant liability	-	2,927

Balance at March 31, 2015	4,548	13,526
Gain on revaluation of derivative warrant liability	-	(5,402)

Balance at June 30, 2015	4,548	8,124

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

7.	Share Capital

(a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

	Common Shares
Issued	#	$
	(in thousands)

Balance at January 1, 2016	32,287	261,645
Issued pursuant to June 22, 2016 private placement	3,000	5,871

Balance at June 30, 2016	35,287	267,516

Balance at January 1, 2015	31,818	259,712
Issued pursuant to exercise of stock options	35	178
Issued pursuant to exercise of warrants	348	1,020
Issued pursuant to exercise of derivative liability warrants	66	636
Balance at June 30, 2015
	32,267	261,546

On June 22, 2016, the Company completed a $7,080,000 private placement. The Company intends to use the net proceeds from the private placement to continue development of its lead drug candidate, voclosporin, as a therapy for lupus nephritis, and for general corporate purposes.

Under the terms of the private placement, the Company issued 3,000,000 units (the Units”) at a price of $2.36 per Unit. Each Unit consisted of one common share and 0.35 of a common share purchase warrant (a Warrant”), exercisable for a period of two years from the date of issuance at an exercise price of $2.77.

Share issue costs of $440,000 included a cash commission of $250,000 paid to the agent and legal and filing fees of $190,000 directly related to the private placement. These share issue costs were allocated $389,000 to common shares and $51,000 to the warrants based on the fair value of the warrants as noted below.

(b)	Warrants

	Warrants
Issued	#	$
	(in thousands)

Balance at January 1, 2016 and March 31, 2016	1,368	1,297
Issued pursuant to June 22, 2016 private placement	1,050	769

Balance June 30, 2016	2,418	2,066

Balance at January 1, 2015	1,724	1,804
Warrants exercised	(348)	(335)
Warrants expired	(8)	(172)

Balance June 30, 2015	1,368	1,297

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

On June 22, 2016, pursuant to the private placement noted above, the Company issued 1,050,000 warrants to purchase common shares at a price of $2.77 per common share. The warrants have a term of two years from the date of issuance. The fair value attributed to the warrants using the Black-Scholes option pricing model was $820,000.

The following assumptions were used to estimate the fair value of the warrants issued during the six month period ended June 30, 2016:

June 30,
2016
Expected volatility	50%
Risk-free interest rate	0.75%
Expected life of warrants in years	2
Dividend rate	0.0%
Exercise price	$2.77
Market price on date of issue	$2.36
Fair value per warrant	$0.78

Warrants outstanding at June 30, 2016		Weighted average
	#	exercise price
Expiry date:	(in thousands)	$

Exercisable in CDN$
September 20, 2016 (CDN$2.25 and CDN$2.50)	1,039	1.93
June 26, 2018 (CDN$2.25 and CDN$2.50)	315	1.93
December 31, 2018 (CDN$2.00)	14	1.55
	1,368	1.93
Exercisable in US$
February 14, 2019 (note 6)	4,548	3.22
June 22, 2018	1,050	2.77

	6,966	2.90

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

(c)	Stock options and compensation expense

A summary of the outstanding stock options as of June 30, 2016 and 2015 and changes during the six month periods ended on those dates is presented below:

		June 30, 2016		June 30, 2015

		Weighted		Weighted
		average		average
		exercise		exercise
		price		price
	#	In CDN$	#	In CDN$

Outstanding Beginning of period	2,713	4.00	1,376	3.92
Granted	1,520	3.41	1,068	4.30
Expired	-	-	-	-
Forfeited	(195)	3.94	(8)	4.25
Cancelled	-	-	(2)	4.25
Exercised	-	-	(35)	3.50

Outstanding End of period	4,038	3.78	2,399	3.96

Options exercisable End of period	2,560	3.98	1,399	3.86

On June 8, 2016 the Shareholders of the Company approved the amendment to the Stock Option Plans to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of granting.

Therefore, the maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at June 30, 2016 there were 35,287,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 4,411,000 options available for issuance under the Stock Option Plan. An aggregate total of 3,838,000 options are presently outstanding in the Stock Option Plan, representing 10.9% of the issued and outstanding Common Shares of the Company.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company's stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

The Company granted 60,000 stock options to directors of the Company on March 23, 2016 at a price of $3.00 (CDN$3.96) per common share. On March 30, 2016 the Company granted 220,000 stock options to officers and employees of the Company at a price of $3.02 (CDN$3.91) per common share. On March 31, 2016 the Company granted 40,000 stock options to the Chief Executive Officer, at the time, of the Company at a price $2.90 (CDN$3.76) per common share. On January 6, 2015, the Company granted 960,000 stock options to directors, officers and employees of the Company at a price of $3.59 (CDN$4.25) per common share. The options granted in 2015 and 2016, mentioned above, all vest in equal amounts over 12 months and are exercisable for a term of five years.

On June 17, 2016 the Company granted 1,000,000 stock options to the Chief Executive Officer of the Company at a price of $2.48 (CDN$3.20) per common share. These options vest in equal amounts over 36 months and are exercisable for a term of five years.

In addition, on May 2, 2016 the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613 (g) of the TSX Company Manual at a price of $2.92 (CDN$3.66). These options vest in equal amounts over 36 months and are exercisable for a term of five years. These options are recorded outside of the Company's stock option plan.

The Company recognized stock-based compensation expense of $150,000 and $479,000 for the three and six month periods ended June 30, 2016 respectively (2015 $773,000 and $2,057,000) with corresponding credits to contributed surplus. For the three and six months ended June 30, 2016, stock compensation expense has been allocated to research and development expense

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

in the amount of $141,000 and $209,000 respectively (2015 $246,000 and $633,000) and corporate administration expense in the amount of $9,000 and $270,000 respectively (2015 $527,000 and $1,424,000).

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

The following weighted average assumptions were used to estimate the fair value of the options granted during the six month periods ended June 30, 2016 and 2015:

	June 30,	June 30,
	2016	2015
Expected volatility	74%	85%
Risk-free interest rate	0.60%	1.04%
Expected life of options in years	4.0	3.9
Estimated forfeiture rate	16.7%	11.9%
Dividend rate	0.0%	0.0%
Exercise price	$2.65	$3.61
Market price on date of grant	$2.65	$3.61
Fair value per common share option	$1.45	$2.19

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

Determining the fair value of stock options on grant date, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company's reported operating results, liabilities or other components of shareholder's equity. The key assumption used by management is the stock price volatility. If the market price or volatility factors were to increase or decrease by a change of 10% there would be no significant impact.

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

8.	Other expense

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$ $		$ $
Other expense (income) net composed of:

Finance income
Interest income on short-term bank deposits	(5)	(13)	(13)	(29)

Other
Revaluation adjustment on contingent consideration (note 5)	64	89	126	273
Foreign exchange loss (gain)	26	7	56	(63)

	90	96	182	210

	85	83	169	181

9.	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the three and six months ended June 30, 2016 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of outstanding stock options and warrants were not included in the computation of the diluted loss per common share for the three and six months ended June 30, 2016 and June 30, 2015 because to do so would be anti-dilutive.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	Three months ended		Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$

Net loss for the period	(3,276)	(733)	(7,543)	(9,334)

	#	#	#	#
	In thousands	In thousands	In thousands	In thousands
Weighted average common shares outstanding	32,551	32,237	32,419	32,024

	$	$	$	$
Loss per common share (expressed in $ per share)	(0.10)	(0.02)	(0.23)	(0.29)

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	June 30,	June 30,
	2016	2015
	#	#
	In thousands	In thousands
Stock options	4,038	2,399
Warrants (derivative liability)	4,548	4,548
Warrants (equity)	2,418	1,368

	11,004	8,315

10.	Segment disclosures

The Company's operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company's long-lived assets are located in Canada.

The following geographic area data reflects revenue based on customer location.

Geographic information

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$
Revenue
Canada	26	30	53	62
China	29	29	59	59

	55	59	112	121

11.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$

Accounts receivable	(2)	29	(2)	7
Prepaid expenses and deposits	(1,205)	(50)	(994)	291
Accounts payable and accrued liabilities	313	1,326	(871)	887

	(894)	1,305	(1,867)	1,185

Aurinia Pharmaceuticals Inc.
Notes to Interim Condensed Consolidated Statements
(Unaudited)
For the three and six month periods ended June 30, 2016 and 2015
(amounts in tabular columns expressed in thousands of U.S. dollars)

12.	Foreign exchange risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates. Foreign currency risk is the risk that variations in exchange rates between the United States dollar, which is the Company's functional currency, and foreign currencies, primarily with the Canadian dollar, will affect the Company's operating and financial results.

The following table presents the Company's exposure to the CDN dollar:

	June 30,	June 30,
	2016	2015
	$	$
Cash and cash equivalents	41	37
Accounts receivable	47	60
Accounts payable and accrued liabilities	(629)	(516)

Net exposure	(541)	(419)

	Reporting Date Rate
	June 30,	June 30,
	2016	2015
	$	$
CDN$ - US$	0.774	0.801

Based on the Company's foreign currency exposures noted above, varying the foreign exchange rates to reflect a ten percent strengthening of the U.S. dollar would have decreased the net loss by $54,000 assuming that all other variables remained constant. An assumed 10 percent weakening of the U.S. dollar would have had an equal but opposite effect to the amounts shown above, on the basis that all other variables remain constant.

13.	Subsequent events

(a)	At the Market (ATM) facility

On July 22, 2016 the Company entered into a Controlled Equity Offering Sales Agreement pursuant to which the Company may from time to time sell, through at-the-market (ATM”) offerings, such common shares as would have an aggregate offer price of up to US$10,000,000. Aurinia has also filed a prospectus supplement with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements Aurinia's short form base shelf prospectus dated October 16, 2015, and Aurinia's shelf registration statement on Form F-10 dated October 16, 2015, declared effective on November 5, 2015. Sales in an ATM Offering will only be conducted in the United States through NASDAQ at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

(b)	Grant of stock options

On July 12, 2016 the Company granted 100,000 sotck options at a price of $3.05 (CDN$4.00) per common share to a new employee. On July 21, 2016 the Company granted 40,000 stock opitons to an employee at a price of $3.03 (CDN$3.95) per common share. These options vest in equal amounts over 36 months and are exercisable for a term of five years.